SEREFEX CORPORATION
4328 Corporate Square, Suite C
Naples, FL 34104

November 3, 2006

Securities and Exchange Commission
Division of Corporate Finance
Attn: Daniel Lee
100 F Street, N.E.
Washington, D.C. 20549

Re: Serefex Corporation
Registration Statement on Form SB-2 Filed July 31, 2006
File No.: 333-136174

Dear Mr. Lee:

The Company hereby requests acceleration of the effective date of the above-captioned Registration Statement to Friday, November 3, 2006 at 5:00 p.m. or as soon thereafter as possible.

The undersigned hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request, please call our corporate counsel, William J. Schifino, Sr. at (813) 221-2626.

Yours truly,

Serefex Corporation

/s/ Brian S. Dunn
Brian S. Dunn
President